EXHIBIT 3.1e

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

DELTA MUTUAL, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Delta Mutual, Inc. (the “corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:           That the Board of Directors of the corporation on April 22, 2009, adopted the resolutions proposing and declaring advisable the following amendment to the Certificate of Incorporation of the corporation [with the effective date to be not less than 20 days following mailing to stockholders of the corporation of the Definitive Information Statement filed with the Securities and Exchange Commission]:

RESOLVED, that the Board of Directors declares advisable, and recommends to the stockholders for adoption, the following amended  Article FOURTH to replace, in its entirety, the Article FOURTH of the corporation’s Certificate of Incorporation:

FOURTH: The corporation is authorized to issue two classes of shares of stock, designated “Common Stock” and “Preferred Stock”.  The total number of shares that the corporation is authorized to issue is Two Hundred Sixty Million (260,000,000) shares. The number of shares of Common Stock authorized is Two Hundred Fifty Million (250,000,000) shares, $0.0001 par value per share.  The number of shares of Preferred Stock authorized is Ten Million (10,000,000) shares, $0.0001 par value per share.

Authority is hereby expressly vested in the Board of Directors of the corporation, subject to the provisions of this  Article FOURTH and to the limitations prescribed  by law, to authorize the issue from time to time of one or more series of Preferred Stock and with respect to each such series to fix by resolution or resolutions adopted by the affirmative vote of a majority of the whole Board of Directors providing for the issue of such series, the voting powers, full or limited, if any, of the shares of such series and the designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination or fixing of the following:

(a)  The number of shares constituting the series and the designation of such series;
(b) The dividend rate on the shares of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the  dividends payable on any other class or classes or series of the corporation’s capital stock, and whether such dividends shall be cumulative or non-cumulative;
(c)  Whether the shares of such series shall be subject to redemption by the corporation at the option of either the corporation or the holder or both or upon the happening of a specified event, and, if made subject to any such redemption, the times or events, prices and other terms and conditions of such redemption;
(d)  The terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;
(e)  Whether or not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or the corporation or upon the happening of a specified event, shares of any other class or classes or any other series of the same or any other class or classes of the corporation’s capital stock, and, if provision be made for conversion or exchange, the times or events, prices, rates, adjustments, and other terms and conditions of such conversions or exchanges;
(f)  The restrictions, if any, on the issue or reissue of any additional Preferred Stock;
(g) The rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and
(h)  The provisions as to voting, optional and/or other special rights and preferences, if any.

Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the Common Stock with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

RESOLVED, that the following addition to Article FOURTH of the corporation’s Certificate of Incorporation is hereby adopted and approved:

Each share of the corporation’s issued and outstanding Common Stock as of the record date set by the corporation's Board of Directors shall be subject to a one (1) for ten (10) reverse split, with all fractional shares rounded up to the nearest whole share.    The effective time of the reverse split shall the opening of business on the day on which the one (1) for ten (10) reverse split is made effective for trading purposes by the Financial Industry Regulatory Authority.

SECOND:           That the amendment was fully approved and adopted by the affirmative written consent of the majority of shares outstanding, in accordance with the provisions of Sections 211 and 216 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment of Certificate of Incorporation to be signed by its President and attested to by its Secretary this 11th day of May, 2009.

Delta Mutual, Inc.

By:	/s/ Daniel Peralta
Chief Executive Officer